April 9, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee, 202-551-3693
Shannon Menjivar, 202-551-3856
Catherine De Lorenzo, 202-551-3772
Pam Long, 202-551-3765

Re:	NMP Acquisition Corp.
Draft Registration Statement on Form S-1
Filed February 10, 2025
CIK No. 0002054876

Ladies and Gentlemen:

NMP Acquisition Corp. (the “Company,” “we,” “us,” or “our”) confirms receipt of the letter dated March 6, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the above-referenced filing (the “Amendment”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Draft Registration Statement on Form S-1

Cover Page

1.	Please describe the amount of compensation and securities received or to be received by the SPAC sponsor and its affiliates. While your cover page describes conflicts of interest between the sponsor and unaffiliated shareholders due to the low price paid for the founder shares, as well as other payments at the closing of the offering, it does not discuss securities that may be issued in connection with anti-dilution provisions and loan conversions, which appear elsewhere in the prospectus. Please revise the cover page to disclose the amount of all securities that may be issued to the sponsor, its affiliates and promoters and provide a cross reference to any related sections in the prospectus. Please refer to Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Amendment to address the Staff’s comment and to remove references of loan conversions in the Amendment given that those will not be convertible into any securities of the Company.

2.	Regarding conflicts of interest disclosures, please also cross-reference your risk factors under “Risks Relating to Our Sponsor and Management Team.” See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Amendment to cross-reference our risk factors under “Risks Relating to Our Sponsor and Management Team” where appropriate.

Prospectus Summary

Prior SPAC Experience, page 2

3.	We note your disclosure on page 5 that your chief executive officer has experience with raising capital and executing public transactions through traditional initial public offerings and other alternative structures, such as SPAC transactions. Please revise pages 2 and 85 to include a description of any prior experience of the SPAC sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 97 of the Amendment to include any prior experience of the SPAC sponsor, its affiliates and any promoters in organizing special purpose acquisition companies.

Sponsor Information, page 3

4.	Please include cover page disclosure and revise your tabular and narrative disclosure on pages 3 and 86 to include all compensation and any additional securities issuances received or to be received, and the extent to which this compensation and securities issuance may result in a material dilution of shareholders’ equity interests. We note your disclosure on pages 75, 82, and 121 that in order to maintain the number of founder shares at 25% of issued and ordinary shares if you increase or decrease the size of this offering, you will effect a capitalization, share dividend or share repurchase or redemption or other appropriate mechanism. Please also disclose the possibility of additional founder shares being issued to maintain the sponsor’s 25% interest at the time of the business combination pursuant to anti-dilution provisions, and the potential conversion of working capital loans to securities, as suggested by disclosure on pages 14, 15, and 76. If any of your directors are affiliates of your sponsor or promoters of the company and will directly or indirectly receive founder shares for their service, as referenced on page 114, please also disclose this, including the amount of shares they will receive. Finally, please include in your tabular disclosure any other compensation paid or payable or securities issuable to any of your officers and directors, as we note your statement on page 122 that they are deemed to be promoters. Please refer to Item 1602(a)(3) and (b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 3, 4, 18, 19, 98, 99 and 100 of the Amendment.

5.	Please include in your tabular disclosure on page 4 the material terms of any agreement with the underwriter that restricts whether and when the SPAC sponsor and its affiliates may sell your securities. Also reconcile disclosure on pages 4, 13 and elsewhere in the prospectus regarding the length of time of the founder share lockup and the percentage of shares that will be released from the lockup if the share price equals or exceeds $12.00 per share.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure pages 5 – 6 and 100 – 101 of the Amendment.

6.	Please disclose whether the members of the sponsor are permitted to transfer interests in the sponsor, thereby indirectly transferring interests in the SPAC’s securities. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Amendment includes disclosure on pages 7, 64 and 101 – 102 to reflect that, while there is no current intention to do so, we may approve an amendment or waiver of the letter agreement that would allow the sponsor to directly, or members of our sponsor to indirectly, transfer founder shares and private placement units or membership interests in our sponsor in a transaction in which the sponsor removes itself as our sponsor before identifying a business combination.

Private placement units and underlying securities, page 13

7.	We note that disclosure in this section is limited to the sponsor’s commitment to purchase 300,000 private placement units. Please revise to also discuss the private placement units to be purchased by Maxim and additional private placement units to be purchased by the sponsor and Maxim if the over-allotment option is exercised.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 17 of the Amendment.

Expressions of Interest, page 16

8.	Please revise here and elsewhere as appropriate to address whether you anticipate the purchases made by non-managing sponsor members negatively impacting your ability to meet Nasdaq listing requirements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 21 and 70 of the Amendment.

Anticipated expenses and funding sources, page 17

9.	Please disclose any plans to seek additional financings and how the terms of such financings may impact unaffiliated shareholders. We note your risk factor disclosure on pages 45 and 55 that you may be required to seek additional financing, including PIPE transactions, in order to complete a business combination. Please refer to Item 1602(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 23 and 106 of the Amendment.

Redemption rights for public shareholders upon completion of our initial business combination, page 19

10.	Please revise here and elsewhere as applicable, to include disclosure that interest included in the per-share cash redemption price will be net of interest released to you to fund your working capital requirements as permitted withdrawals.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the applicable disclosures in the Amendment to reflect that interest included in the per-share cash redemption price will be net of interest released to us to fund our working capital requirements as permitted withdrawals.

Conflicts of Interest, page 26

11.	Please revise to discuss the various potential material financial conflicts of interest between the sponsor, its affiliates and promoters and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. We note that this discussion is limited to conflicts around fiduciary duties and contractual obligations. See Item 1602(b)(7) of Regulation S-K. In addition, we note disclosure on page 8 that you do not believe fiduciary duties or contractual obligations of officers or directors will materially affect your ability to complete an initial business combination. Please revise to provide the basis for this statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 34 – 37 and 132 – 136 of the Amendment to discuss the various potential material financial conflicts of interest between the sponsor, its affiliates and promoters and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction, and to revise the statement that fiduciary duties or contractual obligations of officers or directors will not materially affect our ability to complete an initial business combination to state instead that they may affect our ability to complete our initial business combination.

Risk Factors, page 30

12.	We note the disclosure on pages 4 and 87 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement rights or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to transfer your securities, directly or indirectly through the transfer of interests in the sponsor, or to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 64 and 65 of the Amendment to add a risk factor disclosure about risks that may arise from the sponsor having the ability to transfer your securities, directly or indirectly through the transfer of interests in the sponsor, or to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

We may not be able to complete an initial business combination . . ., page 33

13.	We note your statement that your sponsor is not controlled by and does not have substantial ties with a non-U.S. person. Please revise to state whether your sponsor has any members who are, or have substantial ties with, a non-U.S. person.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 44 of the Amendment to state that that our sponsor is not, is not controlled by, and does not have any substantial ties with, or any members who are or have substantial ties with, a non-U.S. person.

Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks

If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 34

14.	We note your disclosure here and elsewhere in the prospectus that your sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from public shareholders, that the price per share may be different from the amount a shareholder would receive in redemption, and that the purpose of such purchases could be to vote such shares in favor of the business combination. You also disclose that such purchases would be structured in compliance with Rule 14e-5 under the Exchange Act, and state that the price would be no higher than the redemption price and that shares would not be voted in favor of approving the transaction. Please revise to reconcile these conflicting disclosures. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 25, 27, 45 and 113 of the Amendment to reconcile the conflicting disclosures.

General Risks Related to Our Business

The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities..., page 63

15.	We note your disclosure that the proceeds placed in the trust account and the interest earned will not be used to pay for possible excise tax. Please revise to include disclosure that even if the funds in the trust account may not be used to pay any excise tax, the non-redeeming shareholders may economically bear the impact of any such tax.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 76 and 77 of the Amendment to include that non-redeeming shareholders may economically bear the impact of any such excise tax.

Enforceability of Civil Liabilities, page 70

16.	Please tell us whether the information in this section is provided based on an opinion of your Cayman Islands counsel. If so, please name counsel and ensure that counsel’s consent to the use of its name and opinion is filed as an exhibit to the registration statement. Please see Item 101(g)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 83 of the Amendment to provide the name of our Cayman Islands legal counsel.

Dilution, page 76

17.	We note redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please revise your dilution table, here and on your cover page, to present dilution at quartile intervals based on percentages of your maximum redemption threshold. Refer to Item 1602(a)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 27, 28, 38, 42, 86, 90, 113, 118, 120 and 154 of the Amendment to remove disclosures stating that we will not consummate our initial business combination if we are unable to maintain net tangible assets of at least $5,000,001 upon the consummation of such business combination.

Underwriting, page 153

18.	You indicate on pages 154 and 155 that the private placement units and representative shares are considered compensation by FINRA. Please revise to include the private placement units and representative shares in your description of the underwriter’s compensation. Refer to Item 508(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the section titled “Underwriting” starting on page 170 of the Amendment.

Signatures, page II-4

19.	Please include the signature of your authorized representative in the United States. See Instruction 2 to Signatures on Form S-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page II-5 of the Amendment.

General

20.	Please include disclosure advising of the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the outside back cover page of the Amendment.

***

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Melanie Figueroa
By:	Melanie Figueroa
Title:	Chief Executive Officer